September 4, 2007

VIA FAX, OVERNIGHT MAIL AND EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 7010

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Re:	McGrath RentCorp Form 10-K

Filed March 14, 2007

File No. 0-13292

Dear Mr. Cash:

On behalf of McGrath RentCorp, a California corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 9, 2007 (the “Staff Letter”) with respect to the Company’s Form 10-K filed March 14, 2007 (the “Form 10-K”).

For the Staff’s convenience, we have reproduced the comments from the Staff Letter in full below and each comment is followed by the Company’s response. In addition, we have included examples of revised disclosures, which we intend to include in future filings. This letter is being sent via facsimile to fax number 202-772-9369 and via overnight courier to your attention and will be filed on EDGAR tagged as correspondence.

FORM 10-K for Fiscal Year Ended December 31, 2006

Selected Financial Data, Page 25

1.	We note your presentation of the non-GAAP measure “EBITDA” and have the following comments.

•

You indicate that you believe this measure is useful in evaluating your liquidity and financial condition, and you also indicate that management as well as your lender utilizes this measure in evaluating the performance of the business. You state in your MD&A on page 27 that several of the loan covenants and the determination of the interest rate related to your revolving line of credit are expressed by reference to this financial measure. As

Securities and Exchange Commission

September 4, 2007

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these statements imply that this measure is being used as both a liquidity and performance measure, you are required to reconcile this measure to the most directly comparable GAAP financial measure which would be “Net Cash Provided by Operating Activities” for liquidity and “Net Income” for performance. Please tell us the manner in which management is using this non-GAAP measure to conduct or evaluate its business.

•

Since the measure you disclose as EBITDA excludes items in addition to what this acronym suggests, please revise future filings to re-name this measure to better indicate what it excludes. Refer to Question 14 of our Frequently Asked Questions (FAQ) regarding the use of non-GAAP Financial Measures issued in June 2003 on our website.

•

Since the measure excludes non-cash stock compensation expense, please revise future filings to provide all disclosures required by SAB Topic 14:G, including the disclosures referenced in Question 8 of the FAQ on our website.

•

You also discuss this measure and its use by your lenders on page 40 under your discussion of liquidity and capital resources. Please refer to Question 10 of the FAQ on our website and provide the suggested additional disclosures in your future filings.

RESPONSE: In future filings, beginning with the Company’s Form 10-Q for the fiscal quarter ended September 30, 2007, the Company will modify its disclosure to be consistent with the Staff’s comments as follows:

•

The Company will reconcile Adjusted EBITDA to “Net Cash Provided by Operating Activities” and “Net Income”. We will also revise our disclosure to more fully discuss that management uses Adjusted EBITDA as a supplement to GAAP measures to further evaluate the Company’s period to period operating performance and evaluate the Company’s ability to meet future capital expenditure and working capital requirements.

•	The Company will rename what is currently referred to as “EBITDA” in our Form 10-K as “Adjusted EBITDA” to better indicate what GAAP measures are excluded.

•

The Company will revise its disclosure to provide all disclosure required by SAB Topic 14: G, including the disclosures referenced in Question 8 of the FAQ on the Commission’s website to include the manner in which management uses the measure, why we believe the measure is useful to investors and the material limitations associated with this non-GAAP measure.

•

As noted by Staff, the Company’s lenders use Adjusted EBITDA as defined by the Company and we will provide the suggested additional disclosures referenced in Question 10 of the FAQ on the Commission’s website. Since the credit agreements are material agreements, to the extent the covenant calculations are material to the Company’s financial condition and/or liquidity, in future filings we will provide discussion with respect to these calculations and the effect of the Company’s compliance, or non-compliance, with the covenants.

In future filings we will include disclosure in substantially the form below:

Securities and Exchange Commission

September 4, 2007

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“Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations. - Page 27:

To supplement the Company’s financial data presented on a basis consistent with Generally Accepted Accounting Principles (“GAAP”), the Company presents Adjusted EBITDA which is defined by the Company as net income before minority interest in income of subsidiary, interest expense, provision for income taxes, depreciation, amortization, and non-cash stock compensation.

The Company presents Adjusted EBITDA as a financial measure as management believes it provides useful information to investors regarding the Company’s liquidity and financial condition and because management, as well as the Company’s lenders use this measure in evaluating the performance of the Company.

The Company’s growth in rental assets has been primarily funded through internal cash flow and conventional bank financing. Two of the loan covenants and the determination of the interest rate and commitment fees related to the Company’s revolving line of credit are expressed by reference to Adjusted EBITDA, similarly calculated. See “Liquidity and Capital Resources” below and the Risk Factor entitled “The majority of our indebtedness is subject to variable interest rates, which makes us vulnerable to increases in interest rates.”

Management uses Adjusted EBITDA as a supplement to GAAP measures to further evaluate the Company’s period-to-period operating performance and evaluate the Company’s ability to meet future capital expenditure and working capital requirements. Management believes the exclusion of non-cash charges, including stock based compensation, is useful in measuring the Company’s cash available to operations and the performance of the Company. Because we find Adjusted EBITDA useful we believe our investors will also find Adjusted EBITDA useful in evaluating the Company’s performance.

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows, or other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles in the United States or as a measure of the Company’s profitability or liquidity. Adjusted EBITDA is not in accordance with or an alternative for GAAP, and may be different from non–GAAP measures used by other companies. Unlike EBITDA which may be used by other companies or investors, Adjusted EBITDA does not include stock-based compensation charges and income from the minority interest in our Enviroplex subsidiary. We believe that Adjusted EBITDA is of limited use in that it does not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP and does not accurately reflect real cash flow. In addition, other companies may not use Adjusted EBITDA or may use other non-GAAP measures, limiting the usefulness of Adjusted EBITDA. Therefore, Adjusted EBITDA should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of Adjusted EBITDA is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures. We compensate for the limitations of Adjusted EBITDA by relying upon GAAP results to gain a complete picture of the Company’s performance. Since Adjusted EBITDA is a non-

Securities and Exchange Commission

September 4, 2007

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GAAP financial measure as defined by the Securities and Exchange Commission, we include in this report reconciliations of Adjusted EBITDA to the most directly comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the United States. These reconciliations are included in “Item 6. Selected Financial Data” above.

Item 6.	Selected Financial Data - Page 26:

Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities, the most directly comparable GAAP measure:

(dollar amounts in thousands)	Three Months Ended September 30,		Six Months Ended September 30,		Twelve Months Ended September 30,
	2007	2006	2007	2006	2007	2006
Adjusted EBITDA [1]	$	$	$	$	$	$
Interest Paid
Income Taxes Paid
Gain on Sale of Rental Equipment
Change in certain assets and liabilities:
Accounts Receivable
Prepaid Expenses and Other Assets
Accounts Payable and Accrued Liabilities
Deferred Income

Net Cash Provided by Operating Activities	$	$	$	$	$	$

1	Adjusted EBITDA is defined as net income before minority interest in income of subsidiary, interest expense, provision for income taxes, depreciation, amortization, and other non-cash stock compensation.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations. - Page 40:

Adjusted EBITDA is a component of two restrictive financial covenants for the Company’s unsecured line of credit and senior notes. Under these agreements, the Company is subject to the following:

•	Maintain a leverage ratio of funded debt to Adjusted EBITDA (as defined) not to exceed 2.25. At September 30, 2007 the actual ratio was .

•	Maintain a fixed charge coverage of Adjusted EBITDA to fixed charges of at least 2.00. At September 30, 2007 the actual ratio was .

At September 30, 2007, the Company was in compliance with these covenants. There are no anticipated trends that we are aware of that would indicate non-compliance with these covenants, though, significant deterioration in our financial performance could impact our ability to comply with these covenants.”

Securities and Exchange Commission

September 4, 2007

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Exhibit 31 — Section 302 Certifications

2.	We note the introduction which identifies the certifying individual and includes that individual’s title, which is not required as the certifying officer is signing the certificate in a personal capacity. In your future annual and quarterly filings, please provide your certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.

RESPONSE: In future filings, beginning with the Company’s Form 10-Q for the fiscal quarter ended September 30, 2007, the Company will exclude the certifying individuals’ titles from the introduction to the Section 302 certifications.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, that comments of the Staff or changes in disclosures in response to comments of the Staff do not foreclose the Commission from taking any action with respect to the Form 10-K, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the above-referenced filing, please feel free to contact the undersigned at (925) 453-3106, Dave Whitney, our corporate controller at (925) 453-3196, or our counsel, Walter Conroy of Morrison & Foerster LLP at (415) 268-7461. Thank you for your assistance.

Very truly yours,

/s/ Keith E. Pratt
Keith E. Pratt
Senior Vice President and Chief Financial Officer

cc:	Bret Johnson

Division of Corporation Finance

United States Securities and Exchange Commission

Walter Conroy, Esq.

Morrison & Foerster LLP

Tony Perazzo

Grant Thornton LLP